Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email:  mail@drreddys.com

Web:    www.drreddys.com

October 21, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref: Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is in reference to our intimation dated July 18, 2025, wherein we had informed regarding a GMP and a Pre-Approval Inspection (PAI) conducted by the United States Food & Drug Administration (USFDA) at our formulations manufacturing facility FTO 11 in Srikakulam, Andhra Pradesh, India.

We wish to inform you that the Company has received the Establishment Inspection Report (EIR) on October 20, 2025. The USFDA has classified the inspection outcome as 'Voluntary Action Indicated (VAI)' and concluded that the inspection is officially closed under 21 CFR 20.64(d)(3).”

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR